

February 27, 2014

Via E-mail
Daniel A. Neff, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

      Re: **National Interstate Corporation**
              Schedule 14D-9 filed by Alan R. Spachman
              Filed February 19, 2014
              File No. 005-80324

Dear Mr. Neff:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Item 3, page 2

1. We note you have referred security holders to other filings relating to this Item. Please tell us why you have not included the substantive disclosure in the document disseminated to security holders. Refer to general instruction D to Schedule 14D-9. In this respect, please tell us why you believe the current disclosure not to be incomplete.

Reasons - Unfair Offer Price, pages 4-5

2. In regard to the first bullet point in this section, please expand disclosure regarding your belief that the offer price does not reflect the fair value of the shares. Specifically, please disclose how your experience and knowledge of the company's operations, financial performance, and variations in the company's share price support your recommendation against tendering shares in the offer.

3. Please provide us supplementally with the presentation from Duff & Phelps made on February 17, 2014.

4. We note your disclosure in the last bullet point of this section that the share price was negatively affected by the early release of preliminary fourth quarter and year-end 2013 earnings on January 30, 2014. Please expand disclosure to clarify why these preliminary earnings were released earlier than in prior years and disclose who was responsible for this decision.

Flawed Process Controlled by Parent and Purchaser, pages 5-6

5. We note your disclosure in the last bullet point of this section that you believe the Conflicted Directors of National Interstate shared with the purchaser the materials that had been provided to the board by the financial advisor. Please advise us supplementally as to the basis of this belief.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing person is in possession of all facts relating to the disclosure, he is responsible for the accuracy and adequacy of the disclosures he has made.

In responding to our comments, please provide a written statement from the filing person acknowledging that:

•   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to Austin Stephenson at (202) 551-3192 or me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions